UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25/A
                            Amendment No. 1
                                                       SEC FILE NUMBER
                   NOTIFICATION OF LATE FILING             0-29705

                             FORM 10-KSB               CUSIP NUMBER

                   For Period Ended: December 31, 2000

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION


            The Murdock Group Holding Corporation
                          Formerly
      The Murdock Group Career Satisfaction Corporation
            5295 South Commerce Drive, Suite 475
                 Salt Lake City, Utah 84107

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part
     III of this form could not be eliminated without unreasonable effort or expense;

 [X]      (b)  The subject annual report, semi-annual report,
     transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

 [X]      (c)  The accountant's statement or other exhibit required
      by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form
10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to significant equity and real estate transactions in the fourth quarter, additional time is needed to finalize the audit and to file the Form 10-KSB.

PART IV - OTHER INFORMATION
          (1) Name and telephone number of person to contact in regard to this notification.

               KC Holmes              801-268-3232

          (2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If
     answer is no, identify report(s). [X] Yes   [ ] No -

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


            The Murdock Group Holding Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 3, 2001           By: /s/ KC Holmes
                              -----------------
                              KC Holmes, Chief Executive Officer

[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001).]

  HANSEN, BARNETT & MAXWELL
  A Professional Corporation
 CERTIFIED PUBLIC ACCOUNTANTS

                                                  (801) 532-2200
Member of AICPA Division of Firms               Fax (801) 532-7944
      Member of SECPS                      345 East Broadway, Suite 200
Member of Summit International AssociatesSalt Lake City, Utah 84111-2693



                              April 2, 2001


The Murdock Group Holding Corporation
5295 South Commerce Drive, Suite 475
Salt Lake City, Utah 84107

We have not yet received supporting documentation from The
Murdock Group Holding Corporation relating to certain accounting information. Accordingly, we are unable to complete our audit by April 2, 2001.



                              /s/ HANSEN, BARNETT & MAXWELL

                  Attachment of Form 12b-25 for

              The Murdock Group Holding Corporation

            PART IV (3) - Explanation of Significant
                 Change In Results of Operations

The Registrants estimated net loss for the year ended December 31, 2000 is $18,352,000, which is approximately $5,178,000 greater than the loss for the prior year. This increase in net loss can be attributed to (a) lower selling, general and administrative expenses of approximately $3,018,000 (b) loss on disposal of real estate held for investment of $4,283,000, (c) indemnification for damages to shareholders of $501,000, (d) impairment of investments of $285,000, (e) contingency reserve of $430,000, (f) increased interest expense of approximately $6,254,000, (g) gain on issuance of securities of approximately $4,686,000, and (h) extraordinary loss of approximately $632,000. The remaining differences are attributable to normal operations.